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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2003
                        Commission File Number: 000-30540

                                GIGAMEDIA LIMITED
                        122 TunHua North Road, 14th Floor
                             Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  [ x ]                 Form 40-F  [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes  [   ]                       No   [ x ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82- .)

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GIGAMEDIA LIMITED is furnishing under cover of Form 6-K:

GigaMedia Receives Compliance Determination From Nasdaq


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[GigaMedia Logo]

                   GIGAMEDIA RECEIVES COMPLIANCE DETERMINATION
                                   FROM NASDAQ

TAIPEI, Taiwan, July 15, 2003 - GigaMedia Limited ("GigaMedia" or the "Company") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, announced today that on July 14, 2003 the Company received a letter from Nasdaq stating that GigaMedia has evidenced compliance with all requirements necessary for continued listing on The Nasdaq National Market, as required by the Nasdaq Listing Qualifications Panel (the "Panel") decision dated April 4, 2003.

In accordance with the Panel decision, on or before July 3, 2003, the Company was required to evidence a closing bid price of at least $1.00 per share and, immediately thereafter, a closing bid price of at least US$1.00 per share for a minimum of ten consecutive trading days. On July 11, 2003, the Company evidenced a closing bid of US$2.98 per share and had evidenced a closing bid price of at least US$1.00 per share for 26 consecutive trading days. Nasdaq also stated in its July 14 letter that the Company appears to satisfy all other requirements for continued listing on The Nasdaq National Market. Accordingly, the Panel determined to continue the listing of the Company's securities on The Nasdaq National Market. The hearing file has been closed.

ABOUT GIGAMEDIA

GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The Company's online/offline business model provides the Company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records through its subsidiary G-Music. These businesses were acquired in February and September of 2002, respectively, and together hold approximately a 50% share of Taiwan's music retail market.

Online, the Company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The Company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 21 cable system partners, the Company's cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and medium businesses. In addition, the Company offers interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com.


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Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan.

Strategic investors of GigaMedia include the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The directors of GigaMedia (including any director who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement (the omission of which would render any statement in this announcement misleading in any material respect), and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the directors of GigaMedia has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2002.

CONTACT:
GIGAMEDIA LIMITED
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       GigaMedia Limited
                                       ------------------------------
                                       (Registrant)

Date: July 15, 2003                    By: /s/ Hsia, Winston
                                       ------------------------------
                                       (Signature)
                                       Name: Hsia, Winston
                                       Title: Chief Financial Officer